UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Select Medical Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
816196-10-9
(CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

_______________
*             The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

                The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

 Page 1 of 5 Pages

CUSIP No. 816196-10-9	13G/A	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert A. Ortenzio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,888,339
	6.	SHARED VOTING POWER 80,946
	7.	SOLE DISPOSITIVE POWER 3,888,339
	8.	SHARED DISPOSITIVE POWER 80,946
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,969,285
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 816196-10-9	13G/A	Page 3 of 5 pages

Item 1(a). Name of Issuer:

       Select Medical Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                  4716 Old Gettysburg Road
                  P.O. Box 2034
                  Mechanicsburg, PA 17055

Item 2(a). Name of Person Filing:

        Robert A. Ortenzio

Item 2(b). Address of Principal Business Office or, if
                 None, Residence:

                  4716 Old Gettysburg Road
                  P.O. Box 2034
                  Mechanicsburg, PA 17055

Item 2(c). Citizenship:

          United States

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.01 per share

Item 2(e) CUSIP Number:

            816196-10-9

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b),
              or 13d-2(b) or (c), Check Whether the Person Filing
              is a:

                  (a) [  ] Broker or dealer registered under Section
                            15 of the Exchange Act.

                  (b) [  ] Bank as defined in Section 3(a)(6) of the
                             Exchange Act.

                  (c) [  ] Insurance company as defined in Section
                             3(a)(19) of the Exchange Act.

                  (d) [  ] Investment company registered under
                             Section 8 of the Investment Company Act.

                  (e) [  ] An investment adviser in accordance
                             with Rule 13d-1(b)(1)(ii)(E);

                  (f) [  ] An employee benefit plan or endowment
                            fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [  ] A parent holding company or control person
                             in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [  ] A savings association as defined in
                            Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 816196-10-9	13G/A	Page 4 of 5 pages

                  (i) [  ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
                           of the Investment Company Act;

                             (j) [  ] Group, in accordance with Rule
                                       13d-1(b)(1)(ii)(J).

Item 4. Ownership.

                     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                        (a)  Amount beneficially owned:
                                               3,969,285

                                        (b)  Percent of class:
                                               3.8%

                                         (c)  Number of shares as to which such person has:

                                          (i)  Sole power to vote or to direct the vote
                                               3,888,339

                                          (ii)  Shared power to vote or to direct the vote
                                                80,946

                                          (iii)  Sole power to dispose or to direct the
                                                disposition of
                                                 3,888,339

                                          (iv)  Shared power to dispose or to direct the
                                                 disposition of
                                                 80,946

Item 5. Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

              N/A

Item 7. Identification and Classification of the Subsidiary
            Which Acquired  the Security Being Reported on
            by the Parent Holding Company.

              N/A

Item 8. Identification and Classification of Members of the Group.

              N/A

Item 9. Notice of Dissolution of Group.

              N/A

CUSIP No. 816196-10-9	13G/A	Page 5 of 5 pages

Item 10. Certifications.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert A. Ortenzio
Robert A. Ortenzio

Dated: February 13, 2004

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)